AB 4/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08031448

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SEC Mail Processing Section

APR 18 2008

Washington, DC 103

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore (828) 883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Company, PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) NC (State) 28801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK A. ISABELLI NOTARY PUBLIC MACON COUNTY, N.C.

Signature

FINOP
Title

Notary Public Expires 6-9-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™

Financial Industry Regulatory Authority

BY CERTIFIED MAIL 7001 2510 0001 2826 3985

April 7, 2008

Nicholas Craig Gilmore, FinOp
Carolina Financial Securities, LLC
PO Box 1076
Brevard, NC 28712

CRD No. 41970

Dear Mr. Gilmore:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Identification of the sub-paragraph(s) upon which the firm claims exemption from the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. The independent public accountant should ascertain that the conditions of the exemption(s) the firm claims were being complied with as of the examination date, and indicate whether or not that facts came to their attention to indicate that the exemption(s) claimed had not been complied with during the period since his last examination. (Specific exemptions are found in paragraph (k) of Securities and Exchange Act Rule 15c3-3. The firm had identified "Special Account for the Exclusive Benefit of Customers" maintained as the basis for the firm's exemption on the unaudited Form X-17A-5, Part II A which was filed for December 31, 2007, the 15c3-3(k)(2)(i) exemption).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 21, 2008. Questions may be addressed to David Ogle, Principal Examiner at (404) 239-6132.

Sincerely,

Debra Jastredowski

Debra Jastredowski
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Katherine Addleman, Regional Director, Securities and Exchange Commission
GablerMolis & Company, PA, Certified Public Accountant

/ds

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

t 404 239 6100
f 404 237 9290
www.finra.org

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

To the Management and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

In response to the letter from FINRA requesting "Identification of the sub-paragraph(s) upon which the firm claims exemption from the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3", an assertion that "the conditions on the exemption(s) the firm claims were being complied with as of the examination date" and an indication of "whether or not facts came to our attention to indicate that the exemption(s) claimed had not been complied with during the period since their last examination", we respond as follows:

1. Carolina Financial Securities, LLC relies on Rule 15c3-3(k)(2)(i) of the Securities and Exchange Act as the exemption from the requirement for the computation for Determination of Reserve Requirements pursuant to Rule 15c3-3. Specifically, the exemption states that "the provisions of this section [15c3-3] shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

2. Carolina Financial Securities, LLC conducts a business composed entirely of the private placement of unregistered securities with accredited and institutional investors. The firm does not receive customer funds, hold customer securities, or carry margin accounts. Per a review of the firm's Written Supervisory Procedures and supported by a review of the firm's Checks Received and Forwarded Blotter and bank statement, any checks that the firm receives from customers for investments in deals in which the firm is acting as Broker/Dealer are made payable to the issuer and are forwarded to the issuer on the same business day or, if unavoidable, the following business day by noon. In the event that the firm receives a check made payable to the Broker/Dealer, they return the check to the customer immediately and request that a new check be written in the name of the issuer. All subscription documents for customer investments are sent from the issuer to the investor.

During our audit of the Carolina Financial Securities, LLC financial statements for the fiscal year ending December 31, 2007, we found that the firm was compliant with the conditions of exemption 15c3-3(k)(2)(i). We reviewed, on a test basis, the firm's Checks Received and Forwarded Blotter and found that during 2007, checks that were received by the firm were forwarded to the issuer the same business day, except in one case, in which a check was received on a day that was a Federal holiday. In that instance, the check was forwarded the following day. We also noted that there was one instance in which the customer mailed a check to the firm made payable to the Broker/Dealer.

Furthermore, a review of the firm's books and bank statements revealed that the firm did not, at any time, deposit any funds received from a customer. All funds deposited into firm accounts were in the form of fees received from issuers.

We believe that this adequately addresses the question of Carolina Financial Securities, LLC compliance with the conditions of the exemption 15c3-3(k)(2)(i) on which the firm relies. If further information is required regarding this matter, please contact us as needed.

Gabler Molis + Company, PA

GablerMolis & Company, PA
Asheville, North Carolina
February 14, 2008

END